Teva Receives Positive Outcome in Europe for Three-Times-a-Week COPAXONE®
(Glatiramer Acetate) 40 mg/ml for the Treatment of Relapsing Forms of Multiple Sclerosis (RMS)

MHRA and other EU Member States Issue Positive Assessment Report under the Decentralized Procedure for New, Three-Times-A-Week COPAXONE® 40 mg/ml Formulation

Jerusalem, January 5, 2014 – Teva Pharmaceutical Industries Ltd., (NYSE: TEVA) today announced that it has received a positive outcome in the decentralized procedure for its new, three-times-a-week COPAXONE® (glatiramer acetate) 40 mg/ml formulation for the treatment of adults with relapsing forms of multiple sclerosis (RMS). The outcome follows a Positive Assessment Report from the United Kingdom, the Reference Member State’s Medicines and Healthcare Products Regulatory Agency (MHRA), and all Concerned Member States (CMS) in Europe who were involved in the procedure. Granting of national authorizations will happen in the near future.

The three-times-a-week COPAXONE® 40 mg/ml formulation will allow for an improved, less-frequent, subcutaneous dosing regimen for adults with RMS. The new formulation reduces the total number of injections by almost 60 percent, while maintaining the known benefits of once daily COPAXONE® 20 mg/ml.

“We welcome the opportunity to make COPAXONE® 40 mg/ml available to patients with RMS in Europe,” said Rob Koremans, MD, President and CEO of Global Specialty Medicines at Teva. “Three-times-a-week COPAXONE® 40 mg/ml will be available in Europe as early as the first quarter of 2015 with expected launches in Germany, Netherlands and Denmark. Launches in other EU countries are expected throughout 2015.”

Three-times-a-week COPAXONE® 40 mg/ml was approved by the U.S. Food and Drug Administration in January, 2014 and, since launch, has been prescribed to more than 40,000 patients.

“Teva has been committed to the pursuit of MS research, and the development of COPAXONE®, for more than 20 years,” commented Michael Hayden, M.D., Ph.D., President of Global R&D and Chief Scientific Officer at Teva. “We are proud to be able to bring to patients in Europe the option of this new, three-times-a-week-COPAXONE® 40 mg/ml formulation which we believe will offer patients and their physicians flexibility in choosing a dosing regimen that works best for them.”

The RMS’s Positive Assessment Report was based primarily on data from the Phase III Glatiramer Acetate Low-Frequency Administration (GALA) study. In the GALA study which included more than 1400 patients, the 40 mg/ml dosage of COPAXONE® administered subcutaneously three times per week significantly reduced relapse rates at 12 months and demonstrated a favorable safety and tolerability profile in patients with RRMS.

Daily COPAXONE® 20 mg/ml, approved in the EU in 2000, continues to be available in Europe.

About COPAXONE®

COPAXONE® (glatiramer acetate) is indicated for the treatment of patients with relapsing forms of multiple sclerosis.  The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain. See additional important information at: www.CopaxonePrescribingInformation.com. For hardcopy releases, please see enclosed full prescribing information. COPAXONE® is now approved in more than 50 countries worldwide, including the United States, Russia, Canada, Mexico, Australia, Israel, and all European countries.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s Specialty Medicines businesses focus on CNS, respiratory, oncology, pain, and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially COPAXONE® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents); the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; our potential exposure to product liability claims that are not covered by insurance; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; uncertainties related to our recent management changes; the effects of increased leverage and our resulting reliance on access to the capital markets; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; the impact of continuing consolidation of our distributors and customers; significant impairment charges relating to intangible assets and goodwill; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2013 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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